SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended October 31, 2003

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2003 and 2002, and (iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, as supplemented through the date hereof, by and between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and JP Morgan Chase Bank, as trustee.

ii

Part I – FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of October 31, 2003 and April 30, 2003	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended October 31, 2003 and 2002	2

	Condensed Consolidated Statements of Cash Flows for the three months and six months ended October 31, 2003 and 2002	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three months and Six months Ended October 31, 2003 and 2002	10

Item 3	Quantitative and Qualitative Disclosures About Market Risk	22

Item 4	Controls and Procedures	23

	Part II – OTHER INFORMATION

Item 5	Legal Proceedings	23

Item 6	Submission of Matters to a Vote of Security Holders	24

Signature		25

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 31, 2003 AND APRIL 30, 2003

	October 31, 2003	April 30, 2003
	’000	’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,724	$25,775
Accounts receivable-trade (net of allowance for doubtful accounts of $149 and $118 at October 31, 2003 and April 30, 2003, respectively)	25,617	18,209
Restricted cash (Note 4)	1,478	1,504
Inventories (Note 2)	13,429	10,383
Prepaid expenses and other current assets	5,218	5,378

Total current assets	68,466	61,249
Property, plant and equipment, net of accumulated depreciation	100,872	100,019
Assets held for disposal, net (Note 5)	313	659
Deferred charges, net	2,777	3,243

Total assets	$172,428	$165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,904	$9,757
Accrued liabilities	6,356	5,940
Amount due to QPL (Note 3)	3,313	2,669

Total current liabilities	31,573	18,366
12.5% senior notes due 2006	98,997	98,705

Total liabilities	130,570	117,071

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive loss	(57)	(20)
Accumulated deficit	(192,783)	(186,579)

Total shareholders’ equity	41,858	48,099

Total liabilities and shareholders’ equity	$172,428	$165,170

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND SIX MONTHS

ENDED OCTOBER 31, 2003 AND 2002

(Unaudited)

	Three months ended		Six months ended
	October 31, 2003	October 31, 2002	October 31, 2003	October 31, 2002
	’000	’000	’000	’000
Net sales	$48,053	$40,719	$92,089	$75,817
Total cost of sales (Notes 2 and 3)	40,690	34,753	77,506	73,431

Gross profit	7,363	5,966	14,583	2,386

Operating expenses:
Selling, general and administrative	5,698	5,848	11,506	12,819
Research and development	1,150	1,314	2,302	2,814
Impairment of property, plant and equipment	—	—	—	59,189
Reorganization charge	—	—	—	128
Facilities charge (Note 6)	—	—	306	—

Total operating expenses	6,848	7,162	14,114	74,950

Profit (Loss) from operations	515	(1,196)	469	(72,564)
Other income, net	133	551	381	902
Interest expense:
— amortization of deferred charges	(233)	(233)	(466)	(466)
— third parties	(3,294)	(3,293)	(6,588)	(6,144)

Loss before income taxes	(2,879)	(4,171)	(6,204)	(78,272)
Income tax benefit	—	294	—	11,965

Net loss	(2,879)	(3,877)	(6,204)	(66,307)
Other comprehensive (loss) income:
Foreign currency translation	(21)	3	(37)	2

Comprehensive loss	$(2,900)	$(3,874)	$(6,241)	$(66,305)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.00)	$(0.01)	$(0.01)	$(0.10)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	668,947,000	668,947,000	668,947,000

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.02)	$(0.03)	$(0.05)	$(0.50)

Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,789,400	133,789,400	133,789,400

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 2003 AND 2002

(Unaudited)

	Three months ended		Six months ended
	October 31, 2003	October 31, 2002	October 31, 2003	October 31, 2002
	’000	’000	’000	’000
Operating activities:
Net loss	$(2,879)	$(3,877)	$(6,204)	$(66,307)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	6,143	6,635	11,961	16,483
Deferred charges and debt discount	379	377	758	753
Deferred income taxes	—	(294)	—	(11,968)
Gain on disposal of property, plant and equipment, net	(30)	(52)	(69)	(52)
Impairment of property, plant and equipment	—	—	—	59,189
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(768)	(5,717)	(7,408)	(8,439)
Restricted cash	(1,197)	(1,504)	26	(1,504)
Inventories	(1,326)	(1,680)	(3,046)	1,406
Prepaid expenses and other current assets	905	(655)	160	444
Accounts payable	2,399	4,456	7,633	3,709
Accrued liabilities	(2,883)	(3,173)	416	(235)
Amount due to QPL	(436)	(152)	644	575

Net cash provided by (used in) operating activities	307	(5,636)	4,871	(5,946)

Investing activities:
Acquisition of property, plant and equipment	(6,260)	(2,065)	(8,020)	(4,521)
Proceeds from sale of property, plant and equipment	96	126	135	126

Net cash used in investing activities	(6,164)	(1,939)	(7,885)	(4,395)

Net decrease in cash and cash equivalents	(5,857)	(7,575)	(3,014)	(10,341)
Cash and cash equivalents at beginning of period	28,602	31,732	25,775	34,499
Effects on changes of foreign exchange rates	(21)	3	(37)	2

Cash and cash equivalents at end of period	$22,724	$24,160	$22,724	$24,160

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,297	$6,297	$6,297	$6,297
Income taxes	—	—	—	2

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2003. The interim financial statements for fiscal year 2003 and 2004 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany items have been eliminated in consolidation.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The Company adopted SFAS No. 150 during the current quarter. The adoption of this statement has had no significant impact on its financial position and results of operations.

Stock-Based Compensation

The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Compensation expense for stock options awarded to employees, officers and directors is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	October 31, 2003	October 31, 2002	October 31, 2003	October 31, 2002
	’000	’000	’000	’000
Net loss
Net loss, as reported	$(2,879)	$(3,877)	$(6,204)	$(66,307)
Deduct: compensation expense recognized under fair value based method, net of tax effect	(4,028)	(120)	(4,210)	(240)
Net loss, pro forma	(6,907)	(3,997)	(10,414)	(66,547)
Net loss per ordinary share (dollars per share):
— Basic	(0.00)	(0.01)	(0.01)	(0.10)
— Diluted	(0.00)	(0.01)	(0.01)	(0.10)
Pro forma net loss per ordinary share (dollars per share):
— Basic	(0.01)	(0.01)	(0.02)	(0.10)
— Diluted	(0.01)	(0.01)	(0.02)	(0.10)

2.	INVENTORIES

The components of inventories were as follows:

	October 31, 2003	April 30, 2003
	’000	’000
	(Unaudited)
Raw materials	$11,031	$9,416
Work-in-progress	2,398	967

	$13,429	$10,383

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage. During the October 2003 and 2002 quarters, there were non-cash write-offs of specific inventories of $220 thousand and $270 thousand, respectively.

3.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $6.6 million and $5.8 million for the three months ended October 31, 2003 and 2002, and $13.8 million and $10.3 million for the six months ended October 31, 2003 and 2002, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under various lease agreements which expire on September 30, 2004. The Company paid rental expenses of $774 thousand for each of the three months ended October 31 2003 and 2002, and $1.5 million for each of the six months ended October 31, 2003 and 2002, respectively.

The amount due to QPL was unsecured and interest free.

QPL and its subsidiaries collectively own 43.1% of the Company’s ordinary shares.

4.	RESTRICTED CASH

Of the $1.5 million restricted cash as of October 31, 2003, $1.3 million represents a bank deposit for securing a standby letter of credit with respect to the preparation of Phase II of a manufacturing plant in Dongguan, the People’s Republic of China (“China”). The restricted cash is classified as a current asset since the life of the standby letter of credit expires within a year.

5.	ASSETS HELD FOR DISPOSAL

In the October 2003 quarter, equipment of $346 thousand included in the assets held for disposal account were reclassified to the Company’s property, plant and equipment. The Company received sufficient orders subsequent to the July 2003 quarter for business which required the use of these equipment. The Company therefore decided to re-commission these equipment into the assembly and test operations of its business. The equipment have been reclassified at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount before they were classified as held for disposal, adjusted for any depreciation expense that would have been recognized had they been continuously classified as held and used.

6.	FACILITIES CHARGE

The Company incurred a one-time facilities charge in the three months ended July 31, 2003 of $306 thousand in relation to restoring its leased facility in Fremont, California back to its original condition, as required under the lease agreement on its expiration.

7.	COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of October 31, 2003 and April 30, 2003, the Company had contracted for capital expenditures on property, plant and equipment of $5.0 million and $1.8 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a five-year term which expires on September 30, 2004 and the Company has an option to renew for an additional five years.

The Company also entered into a lease of a manufacturing plant (“Phase I”) in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place in August 2003. The lease term commenced in September 2003, one month after the handover date and will continue, for a term of 15 years.

From October 30, 2004 onward and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009.

The Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years starting from September 2003, 30 days after the lessor handed over the newly constructed facilities to the Company in August 2003. In accordance with SFAS No. 13, “Accounting for Leases”, rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of October 31, 2003 are as follows:

’000
(Unaudited)
Fiscal year ending April 30:
2004 (the remainder of fiscal year)	$2,490
2005	4,376
2006	2,769
2007	2,247
2008	2,160
Thereafter	7,930

$21,972

Litigation

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings Limited, ASAT, Inc. and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties.

The Company filed a motion to dismiss the Motorola Counterclaim and on September 24, 2003, Motorola’s Counterclaim was dismissed, with leave to amend. On October 30, 2003, Motorola filed its Second Amended Counterclaim against ASAT Holdings Limited, ASAT, Inc. and QPL. On November 26, 2003 ASAT Holdings Limited and ASAT, Inc. filed their Motion to Dismiss portions of Motorola’s Second Amended Counterclaim. A hearing on the Company’s Motion to Dismiss is expected to be held in early January 2004.

The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and the Company intends to vigorously pursue this litigation. However, should the Company fails to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, the Company believes it is too early to assess the range of its possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

8.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company, which is the equivalent to 22,000,000 of the Company’s American Depository Shares (“ADS”). The Board of Directors will determine which individuals will be granted ADS options, the number of ADSs subject to the options, the exercise price for the optioned ADSs, the vesting periods and any other terms that will apply to the option as the Board deems appropriate. No compensation cost was recognized for each of the three months and six months ended October 31, 2003 and 2002 under APB No. 25.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants were to be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003, options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the Company on that date. All newly granted options have the same vesting schedules as the cancelled options.

Option activity relating to the Company’s stock option plan is summarized as follows:

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted- average exercise price per ADS
Outstanding at April 30, 2002	13,483,811	$10.13
Granted	1,026,000	$1.60
Cancelled	(612,480)	$10.02

Outstanding at July 31, 2002	13,897,331	$9.11
Granted	180,000	$0.96
Cancelled	(322,685)	$11.07

Outstanding at October 31, 2002	13,754,646	$9.36

Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03
Granted	6,934,710	$1.43
Cancelled	(18,750)	$1.28

Outstanding at October 31, 2003	9,064,920	$1.57

ADS options exercisable at:
October 31, 2002	7,390,386	$9.48
October 31, 2003	5,263,890	$1.78

9.	SUBSEQUENT EVENT

On November 7, 2003, the Company entered into a provisional sale and purchase agreement with a third party to dispose of the Company’s owned property in Hong Kong for approximately $4 million. The Company plans to lease back a portion of the property once sold for a monthly rental fee of approximately $31 thousand. The lease term is expected to be for three years commencing from the date of completion of the sale and purchase agreement. The transaction remains subject to Board of Directors approval, but is expected to close on or before February 21, 2004.

On November 25, 2003, the Company signed a Letter of Intent (“LOI”) with the lessor in Dongguan, China pursuant to which the lessor is to be responsible for the construction of Phase II manufacturing plant in Dongguan, China which are situated immediately adjacent to the Company’s recently completed facilities. Under the terms of the LOI, the Company intends to lease the completed Phase II factory from the lessor for a period of 15 years.

Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2003 and 2002

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are an innovative and highly customer focused independent provider of semiconductor assembly and test services. We are a leader in development of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array (“fpBGA”) and Leadless Plastic Chip Carrier (“LPCC”) package families. LPCCs, a Quad Flat No-lead (“QFN”) package, is our fastest growing package family.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide rapid time-to-market and highly focused design and production solutions. During fiscal year 2003, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the October 2003 quarter were: Altera, Analog Devices and Broadcom.

As part of our corporate restructuring program, we made a strategic decision to move our Hong Kong operations to China in order to significantly reduce our costs and access the high-growth semiconductor market in China. We plan to conduct this move in two phases. In August 2003, during Phase I of our move to China, we started moving assembly equipment to a newly built leased assembly and test facility in Dongguan, China. We expect to complete our first internal qualification runs by February 28, 2004; to complete our first customer qualification runs by March 31, 2004; to achieve significant commercial production in China during our July 2004 quarter; and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. In calendar year 2004, we expect to commence construction on the 300,000 square foot Phase II manufacturing facility. This facility is expected to house the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of assembly operations.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of this strategy include:

•	Continue to introduce advance package families to serve our customers;

•	Diversify customer base;

•	Maintain core and value added service;

•	Move of assembly and testing facilities to Dongguan, China; and

•	Continue to reduce our cost structure.

Industry Demand

Semiconductor chips are used in virtually all electronic applications, ranging from automobiles to computers to communications equipment. As design and manufacturing technologies have improved and become more complex, smaller and less costly, prices of electronic products have decreased which has improved demand. These advances have also increased semiconductor content in electronic products, both in terms of the number of products using semiconductors and the number of semiconductors in each electronic product.

Our business is substantially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductors with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. We experienced a semiconductor industry wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 75% to 80% of our sales. As a result, assembly utilization declined from a high of approximately 88% in the July 2000 quarter to an average of approximately 21% during the fiscal year ended April 30, 2002. We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly in the second quarter of calendar year 2003. Due to this recovery, utilization rates have recently increased to an average of approximately 71% in the July 2003 quarter and to an average of approximately 86% in the October 2003 quarter, which we consider full capacity. A utilization rate of greater than 80% is considered to be full capacity due to the downtime required to change shifts and service machinery.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past seven quarters, or since the January 2002 quarter, we have undergone significant changes as we have made progress in implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. These strategies are being executed via our “Peak Performance Initiative” program which is designed to lower customers’ cost and risk while improving profitability. Under this program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a technology leader. Our new technology introductions as well as the “Peak Performance Initiative” program have enabled us to re-engage former customers and increase sales.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, to remain competitive, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

In the fiscal year ended April 30, 2003, as a result of our strategy to focus on our consumer base and other sectors, our sales of chipscale packages increased as a percentage of assembly sales. The following table illustrates the sales by packages as percentage of total net sales in the October 2002 and 2003 quarters and fiscal years 1999, 2000, 2001, 2002 and 2003.

	Fiscal Year Ended April 30,					Three Months Ended October 31,
	1999	2000	2001	2002	2003	2002	2003
	(In percentages) (unaudited)
Chipscale packages (CSP)	0%	0%	1%	12%	31%	37%	41%
Non-CSP laminate packages	28	36	46	32	21	18	15
Non-CSP leadframe packages	59	55	48	51	38	36	33

Subtotal	87	91	95	95	90	91	89
Testing	13	9	5	5	10	9	11

Total	100	100	100	100	100	100	100

Recent Developments

Net revenue in the October 2003 quarter was $48.1 million, an increase of 9.1%, compared with $44.0 million in the July 2003 quarter, and an increase of 18.0% compared with $40.7 million in the same period a year ago. Net loss for the October 2003 quarter was $2.9 million, or a loss of $0.02 per American Depository Share (ADS). This compares with a net loss of $3.3 million for the July 2003 quarter, or a loss of $0.03 per ADS. Net loss for the July 2003 quarter included a one-time facilities charge of $306 thousand for ASAT, Inc. Net loss for the October 2002 quarter was $3.9 million, or a loss of $0.03 per ADS. Adjusted EBITDA in the October 2003 quarter was $6.7 million, or 13.9% of net revenue. This compares with an Adjusted EBITDA of $6.1 million, or 13.8% of net revenue in the July 2003 quarter, and an Adjusted EBITDA of $5.4 million, or 13.4% of net revenue in the October 2002 quarter.

Revenue for the October 2003 quarter was the highest we have achieved since the April 2001 quarter. We also recorded positive operating income for the first time since January 2001 quarter and posted the sixth consecutive quarter of positive Adjusted EBITDA. During the quarter, we announced several key events that we expect will have a positive, long-term impact on our business.

On August 18, 2003, the Company announced the completion of Phase I of its China manufacturing facility. The Company’s new factory facility covers approximately a total 180,000 square foot of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers both of which are constructed on a gated 525,000 square foot lot, in a recently developed industrial park in Dongguan, China, 65 miles north of Hong Kong. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC and fpBGA products. We expect to benefit from the close proximity between the new facility in Dongguan and our customers, as well as to our administrative and engineering offices, which continue to be in Hong Kong. We believe that the facility in Dongguan serves as a gateway into the rapidly growing China market. We expect to complete our first internal qualification runs by February 28, 2004; to complete our first customer qualification runs by March 31, 2004; to achieve significant commercial production in China during our July 2004 quarter; and to transfer more than one-half of our current assembly and test capacity (measured as of the October 2003 quarter) to China by December 31, 2004. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce.

On September 25, 2003, the Company announced the relocation of the Company’s U.S. headquarters offices of ASAT, Inc. to Pleasanton, California. The move is part of the ongoing commitment to manage costs and to improve operation efficiencies, and to take advantage of the favorable commercial real estate rental market in the Northern California region.

During the October 2003 quarter, the Company continued to strengthen its sales management team by adding new members to senior sales management positions. On September 29, 2003, Jay Carlos Nunez was appointed as Vice President of North American Sales. Mr. Nunez is responsible for all aspects of sales and customer service in North America.

On September 30, 2003, the Company announced the appointment of Meng-Hee Teng as Vice President and General Manager of North Asia Sales. Mr. Teng is responsible for all aspects of sales and customer service in North Asia region, including Korea, Japan, Taiwan and the People’s Republic of China.

The Company announced the recent purchase of 100 Eagle gold wire bonders and one flip chip bonder from ASM Pacific Technology, Ltd on November 11, 2003. The new wire bonders will be used to assemble a wide range of IC packages including the fine pitch ball grid arrays and tape ball grid arrays packages. These new equipment are designed to increase production capacity to meet our customers’ demands. A bulk of this new equipment has been installed and will support the assembly of semiconductor products used in cellular phone, personal digital assistants, network processing devices, digital cameras and digital video devices.

On November 14, 2003, Amkor Technology, Inc. (“Amkor”) and the Company announced that they have entered into a comprehensive patent cross-license agreement for their quad flat no-lead (“QFN”) semiconductor design and manufacturing process technology patents. The cross-license agreement includes both the Amkor and the Company currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame (“MLF”) and the Company’s QFN product family includes the proprietary Leadless Plastic Chip Carrier (“LPCC”). As QFN type products continue to expand in their applicability to a variety of component technologies, the Company will continue to maintain a position of technology leadership.

During the October 2003 quarter we also saw a decline in the percent of sales the communications sector represented in terms of our overall business, from 61% in the July 2003 quarter to 57% in the October 2003 quarter, while sales to PC and peripherals, and industrial and automotive markets increased slightly as a percentage of our total sales in the October 2003 quarter. Additionally, during this quarter, high demand continued for our LPCC and Tape Ball Grid Array (“TBGA”) technologies. The LPCC showed particular strength in the wireless LAN, Radio Frequency (“RF”) and optical storage sectors, while TBGAs were concentrated in the PC peripheral, networking, and high-speed communications arena. Our laminate based chipscale (“CSP”) packages maintained solid performance in the wireless handset and field programmable logic side of the business.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. We recognize revenue net of discounts from assembling semiconductors and performing test service directly for customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”.

Inventory Valuation

Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials include purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

We reserve for excess and obsolete inventory based on forecasted demand that we receive from our customers. When it is determined that made the inventory will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider certain long-lived assets shall be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	October 31, 2003		October 31, 2002		October 31, 2003		October 31, 2002
	($ in thousands, except margin amounts)
Net Sales	48,053	100.0%	40,719	100.0%	92,089	100.0%	75,817	100.0%
Cost of Sales	40,690	84.7%	34,753	85.3%	77,506	84.2%	73,431	96.9%
Gross Profit	7,363	15.3%	5,966	14.7%	14,583	15.8%	2,386	3.1%
Selling, general and administrative	5,698	11.9%	5,848	14.4%	11,506	12.5%	12,819	16.9%
Research and development	1,150	2.4%	1,314	3.2%	2,302	2.5%	2,814	3.7%
Reorganization charge	—	—	—	—	—	—	128	0.2%
Facilities charge	—	—	—	—	306	0.3%	—	—
Impairment of property, plant and equipment	—	—	—	—	—	—	59,189	78.1%
Total operating expenses	6,848	14.3%	7,162	17.6%	14,114	15.3%	74,950	98.9%
Profit (Loss) from operations	515	1.0%	(1,196)	(2.9%)	469	0.5%	(72,564)	(95.8%)

The following table sets forth our unaudited gross profit, gross margin and Adjusted EBITDA for the periods listed:

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	October 31, 2003	October 31, 2002	October 31, 2003	October 31, 2002
	($ in thousands, except margin amounts)
Gross Profit	7,363	5,966	14,583	2,386
Gross Margin	15.3%	14.7%	15.8%	3.1%
Adjusted EBITDA(1)	6,658	5,439	12,736	6,243

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to Adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities.

The following table reconciles our net loss and net cash provided by (used in) operating activities to our definition of Adjusted EBITDA on a consolidated basis for the three months and six months ended October 31, 2003 and 2002.

	(Unaudited) Three Months Ended		(Unaudited) Six Months Ended
	October 31, 2003	October 31, 2002	October 31, 2003	October 31, 2002
	($ in thousands)
Adjusted EBITDA(1)	6,658	5,439	12,736	6,243
Add (less):
Depreciation	(6,143)	(6,635)	(11,961)	(16,483)
Income tax benefit	—	294	—	11,965
Other income, net	133	551	381	902
Impairment of property, plant and equipment	—	—	—	(59,189)
Reorganization charge	—	—	—	(128)
Specific and non recurring nature of inventory write-down	—	—	—	(3,007)
Facilities charge	—	—	(306)	—
Interest expense	(3,527)	(3,526)	(7,054)	(6,610)
Net loss	(2,879)	(3,877)	(6,204)	(66,307)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	6,143	6,635	11,961	16,483
Amortization of deferred charges and debt discount	379	377	758	753
Deferred income taxes	—	(294)	—	(11,968)
Gain on disposal of property, plant and equipment, net	(30)	(52)	(69)	(52)
Impairment of property, plant and equipment	—	—	—	59,189
Change in working capital, net	(3,306)	(8,425)	(1,575)	(4,044)
Net cash provided by (used in) operating activities	307	(5,636)	4,871	(5,946)

(1)	“Adjusted EBITDA” is defined in this footnote as net income (loss), before interest expense, income tax (expense) benefit, other income (expense), net, depreciation and specific charges (representing, to the extent applicable, specific and non recurring inventory write-down, reorganization charge, impairment of property, plant and equipment and facilities charge), and is presented because management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirement. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of the Company’s profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA increased in dollar terms to $6.7 million in the three-month period ended October 31, 2003, compared with $5.4 million in the three-month period ended October 31, 2002. For the six months ended October 31, 2003, Adjusted EBITDA increased significantly to $12.7 million from an

Adjusted EBITDA of $6.2 million for the same period a year ago. These increases were primarily due to the increase in sales of 18.0% in the three-month period ended October 31, 2003 over the same period in 2002. For the six-month period ended October 31, 2003, net sales also increased by 21.5% over the six-month period ended October 31, 2002. The increase in net sales resulted from our attaining important milestones on the way to achieving our end market diversification strategy and potentially expanding our overall market share, given the improving market conditions. The increase in Adjusted EBITDA was also due to decreased cost of sales as a percentage of sales, reductions in the Company’s operating cost structure, improvements in operational efficiencies and continued diversification of our product mix during the three-month and six-month ended October 31, 2003 as compared to the same period last year.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our condensed consolidated financial statements and the related notes included in this document, as well as the risk factor identified in our public filings.

Three Months And Six Months Ended October 31, 2003 Compared to Three Months And Six Months Ended October 31, 2002

Net Sales

We offer assembly services for a board range of semiconductor packages including chipscale packages (“CSP”) and non-chipscale packages (“non-CSP”). Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. Our product families can be grouped into four categories: CSP, non-CSP laminate packages, non-CSP leadframe packages and test services. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	October 31, 2003		October 31, 2002		October 31, 2003		October 31, 2002
	($ in thousands; % of net sales)
Chipscale packages (CSP)	19,685	41.0%	15,198	37.3%	33,587	36.5%	21,216	28.0%
Non-CSP laminate packages	7,072	14.7%	7,444	18.3%	16,021	17.4%	18,091	23.9%
Non-CSP leadframe packages	15,852	33.0%	14,467	35.5%	32,081	34.8%	29,522	38.9%
Subtotal	42,609	88.7%	37,109	91.1%	81,689	88.7%	68,829	90.8%
Testing	5,444	11.3%	3,610	8.9%	10,400	11.3%	6,988	9.2%
Total	48,053	100.0%	40,719	100.0%	92,089	100.0%	75,817	100.0%

Net sales increased 18.0% to $48.1 million for the three months ended October 31, 2003 from $40.7 million for the three months ended October 31, 2002. Net sales increased 21.5% to $92.1 million for the six months ended October 31, 2003 over $75.8 million in the same period a year ago. The increase in total sales was a direct result of attaining important milestones on the way to achieving our end market diversification strategy, capitalizing on CSP technologies, improvement in overall market condition and potentially a reflection of increase in market share. Market diversification remains one of our primarily objectives in fiscal year 2004 and our three months ended October 31, 2003 results reflect further progress we have made so far. Revenue from communication sector was reduced from 62% in the three months ended October 31, 2002 to 61% in the three months ended July 2003 and further to 57% in the latest three months ended October 31, 2003. Sales to the computer peripherals market for each of the three months ended October 31, 2002, July 31, 2003 and October 31, 2003 were 4%, 7% and 9%, respectively. Additionally, revenue from test increased by 50.8% from $3.6 million to $5.4 million in each of the three months ended October 31, 2002 and 2003, respectively. For the six months ended October 31, 2002 and 2003, testing revenue was $7.0 million and $10.4 million, respectively, an increase of 48.8% during the period.

Net sales from assembly services for the six months ended October 31, 2003 were $81.7 million, an increase of 18.7% compared to the same period last year. Assembly revenue accounted for 88.7% and 90.8% of the total revenue for the six months ended October 31, 2003 and 2002, respectively. The top ten customers in the six months ended October 31, 2003 accounted for 75.9% of total revenue compared with 78.4% in the same period last year.

We continued to diversify our customer base in the three months ended October 31, 2003, and reduced the percentage of total revenue generated by our top three customers to 42.7% in the three months ended October 31, 2003 from 50.2% in the three months ended July 31, 2003 and 48.4% in the three months ended October 31, 2002. The top ten customers accounted for 77.0%, 76.8% and 77.9% of total revenue in each of the three months ended October 31, 2003, July 31, 2003 and October 31, 2002, respectively. The top customer accounted for 17.9%, 21.2% and 21.7% of total revenues for each of the three months ended October 31, 2003, July 31, 2003 and October 31, 2002, respectively. We estimate that approximately 49.2% and 45.3% of our net sales during the three months ended October 31, 2003 and 2002, respectively, represented packages shipped to distribution centers and destinations within Asia.

Gross Profit

Gross profit improved to $7.4 million in the three months ended October 31, 2003 from $6.0 million in the three months ended October 31, 2002. Gross margin was 15.3% in the three months ended October 31, 2003 compared to 14.7% in the three months ended October 31, 2002.

Gross profit for the six months ended October 31, 2003 improved significantly to $14.6 million compared with gross profit of $2.4 million in the same period last year. Gross margin was 15.8% for the six months ended October 31, 2003 compared to 3.1% for the six months ended October 31, 2002.

For the six months ended on October 31, 2003 and October 31, 2002 respectively, overall gross margin increased primarily due to economies of scale from increased unit volume production and the decrease in depreciation expenses as a result of an impairment charge taken on certain of the Company’s property, plant and equipment in the July 2002 and the April 2003 quarters, as well as decrease in direct labor and fixed manufacturing costs as percentage of total net sales. Direct labor costs decreased due to a decrease in head count, improved labor productivity and lower labor costs as a percentage of increased sales. Continuous cost reduction efforts under taken in conjunction with the Company’s “Peak Performance Initiative” program were reflected in these improved results. The Company recorded a $3.3 million non-cash inventory charge in the six months ended October 31, 2002 as compared to a $676 thousand charge for the six months ended October 31, 2003.

Selling, General and Administrative

Selling, general and administrative expenses decreased 2.6% to $5.7 million in the three months ended October 31, 2003 from $5.8 million in the three months ended October 31, 2002. For the six months ended October 31, 2003, selling, general and administrative expenses decreased 10.2% to $11.5 million from $12.8 million in the six months ended October 31, 2002. The decrease was primarily attributable to our cost reduction programs as part of the Company’s “Peak Performance

Initiatives”, program, which has caused a reduction in legal and professional fees, and employee related costs.

Research and Development

Research and development decreased slightly to $1.2 million for the three months ended October 31, 2003 as compared to $1.3 million in the three months ended October 31, 2002. For six months ended October 31, 2003, research and development cost was reduced to $2.3 million from $2.8 million for the same period in 2002. A significant portion of these expenditures was focused on developing additional advanced semiconductor packaging technologies, such as TAPP and fully integrated System-In-Package products.

Impairment of Property, Plant and Equipment

In the July 2002 quarter, the Company concluded that certain older wire bonders were technologically obsolete and would not be utilized in the Company’s operations, reflecting the growing market demand for finer pitch bonding wire spacing technologies and the Company’s focus on high-end packaging solutions. As a result, the Company determined that this equipment should either be written off or held for subsequent disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter. The Company also recorded a $39.1 million charge for the impairment of its property, plant and equipment in the July 2002 quarter based on discounted cash flow model to reduce the carrying value of the property, plant and equipment to fair value. In addition, in the April 2003 quarter, another impairment review was conducted due to continuous weakness in the semiconductor market and the economy, whereby an additional $22.6 million non-cash impairment charge was recorded in the April 2003 quarter.

Reorganization Charge

For the six months ended October 31, 2002, the Company incurred $128 thousand of reorganization expense (pre-tax) as severance payments in relation to work force reduction in the July 2002 quarter. There were no reorganization charge taken in three months or six months ended October 31, 2003.

Facilities Charge

The Company incurred a one-time facilities charge in July 2003 of $306 thousand as assets retirement obligation in relation to restoring its leased facility in Fremont, California back to its original condition, per the terms of the lease agreement which expired in July 2003.

Other Income, net

Other income, net decreased from $551 thousand for the three months ended October 31, 2002 to $133 thousand for the three months ended October 31, 2003. Other income, net also decreased from $902 thousand for the six months ended October 31, 2002 to $381 thousand for the six months ended October 31, 2003. These decreases were mainly due to decreased interest income arising from investment of cash generated from operations net of debt repayment, plus interest earned on unspent IPO proceeds to date. Interest income was $291 thousand and $145 thousand for the six months ended October 31, 2002 and 2003, respectively. Additionally, miscellaneous income was reduced by $395 thousand for the six months ended October 31, 2003 as compared to the same period in 2002.

Interest Expense

Third party interest expense was $3.3 million for each of the three months ended October 31, 2003 and October 31, 2002. Third party interest expense for the six months ended October 31, 2003 was $6.6 million as compared to $6.1 million in the same period last year. Such interest was related to our senior notes (see more detail discussion in the Liquidity and Capital Resources section for the senior notes). Accumulated interest payments on such notes are made at the end of October and April each year.

Income Taxes

Income tax benefit decreased from $294 thousand for the three months ended October 31, 2002 to nil for the same period in 2003. For the six months ended October 31, 2002 and 2003, income tax benefit were $12.0 million and nil, respectively. The income tax benefit for the six months ended October 31, 2002 was mainly related to the reversal of deferred tax liabilities related to the $59.2 million impairment charge on property, plant and equipment.

Liquidity and Capital Resources

Our net cash provided by operating activities was $4.9 million for the six months ended October 31, 2003, compared to net cash used in operating activities of $5.9 million for the six months ended October 31, 2002. This increase in net cash provided by operating activities was primarily due to the reduction in operating loss from a loss from operations of $72.6 million for the six months ended October 31, 2002 to an income from operations of $469 thousand for the six months ended October 31, 2003, increase in total sales, reduction in costs of sales as a percentage of sales and the reduction in overall operating expenses.

Net cash used in investing activities was $7.9 million for the six months ended October 31, 2003, compared to $4.4 million for the six months ended October 31, 2002. This increase was primarily due to capital expenditures of $8.0 million for the purchase of new operating systems and the acquisition of new assembly and testing equipment to meet growing customer demand during the six months ended October 31, 2003, which compared to capital expenditures of $4.5 million during the six months ended October 31, 2002.

As of October 31, 2003, we had commitments for capital expenditures of approximately $5.0 million. We expect to incur $10 to $12 million in capital expenditures in the January 2004 quarter and currently plan capital expenditures of approximately $18 to $22 million in fiscal year 2004. These plans are highly dependent on market conditions, and our actual capital expenditures may vary. The majority of this expenditure will be used for new equipment in the China facility, testing capacity expansion and the upgrade of existing assembly equipment. We anticipate that we will have positive operating cash flow for the remainder of the fiscal year 2004. We expect to finance these capital expenditure requirements with our existing cash resources.

Our ability to achieve positive cash flow will depend upon, among other things, execution of our business plan as well as overall industry condition. Depending on the state of industry condition, we may seek additional financing to fund our operations. Our capital expenditure program will also be adjusted depending on the business environment at the time.

Cash on hand, excluding restricted cash, at April 30, 2003 and October 31, 2003 was $25.8 million and $22.7 million, respectively. As of October 31, 2003, we had commitments for capital expenditures of approximately $5.0 million and had total debt outstanding of $99.0 million. We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

Under the Indenture, dated on October 29, 1999, for the Company’s 12.5% Senior Notes due November 1, 2006, we generally have the ability to incur up to $10 million in general debt. Beyond that, certain restrictive covenants in the Indenture constrain our ability to incur additional debt financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. In general terms, the consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA, as defined in the Indenture, to our consolidated fixed charges for the relevant period. Accordingly, if the types of debt that we may incur under the indenture are unavailable or insufficient, we may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all. Additional financing may also be dilutive to our existing shareholders. We are currently in compliance with the debt covenants.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, our progress in bringing into full operation the new China facility, acceptance and demand for our products and services, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

For an enlarged discussion of the risks and uncertainties facing the Company, please reefer to the Risk Factors section of the Company’s 2003 Annual Report on form 20-F which was filed with the Securities and Exchange Commission on July 28, 2003.

Item 3 Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars. Following our recapitalization in calendar year 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. Overall, we estimate that in the October 2003 quarter and the fiscal year ended April 30, 2003, approximately 99% and 99%, respectively, of our marketing costs and operating expenses (excluding depreciation), were in Hong Kong or U.S. dollars. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, when our new facility in Dongguan, China becomes fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. In fact, recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

(b) Changes in internal control over financial reporting. From the date of the controls evaluation to the date of this Quarterly Report on form 6-K, there have been no changes in internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II OTHER INFORMATION

Item 5. Legal Proceedings

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming ASAT Holdings Limited, ASAT, Inc. and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties.

The Company filed a motion to dismiss the Motorola Counterclaim and on September 24, 2003, Motorola’s Counterclaim was dismissed, with leave to amend. On October 30, 2003, Motorola filed its Second Amended Counterclaim against ASAT Holdings Limited, ASAT, Inc. and QPL. On November 26, 2003 ASAT Holdings Limited and ASAT, Inc. filed their Motion to Dismiss portions of Motorola’s Second Amended Counterclaim. A hearing on the Company’s Motion to Dismiss is expected to be held in early January 2004.

The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola under the Immunity Agreement and the Company intends to vigorously pursue this litigation. However, should the Company fails to prevail in this litigation, Motorola could be awarded damages in excess of $10,000,000. However, the Company believes it is too early to assess the range of its possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

Item 6 Submission of Matters to a Vote of Security Holders

None.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange

Name: Robert J. Gange Title: Chief Financial Officer

Date: December 15, 2003